Morgan Stanley Institutional Fund, Inc.
International Small Cap Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3


Securities Purchased:	Ruinian International
Purchase/Trade Date:	10/28/2010
Size of Offering/shares: 85,000,000
Offering Price of Shares: HKD 7.200
Amount of Shares Purchased by Fund: 1,877,000
Percentage of Offering Purchased by Fund:  2.208
Percentage of Funds Total Assets: 0.44
Brokers: HSBC, Morgan Stanley
Purchased from:  HSBC Securities Asia